UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

SEC FILE NUMBER: 001-12933

For Period Ended: December 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Autoliv ASP, Inc Employee Saving and Investment Plan.
Former Name if Applicable:
Address of Principal Executive Office:	3350 Airport Road
City, State and Zip Code:	Ogden, Utah 84405

PART II — RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     ☐ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     ☒ (b) The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed).

     This filing is required and completed by Autoliv ASP, Inc., a legal entity physically located in the U.S. rather than other SEC filings which are coordinated by Autoliv Inc. with Corporate Offices in Stockholm, Sweden. Upon attempting to file a Form 11-K under the Autoliv Inc. CIK code, via our third party provider, we were notified that the CCC Code that we were attempting to use had expired. Due to the difference in time zones we were unable to obtain the current CCC Code from our Corporate Offices until the following day; since our filing was attempted on the filing deadline the delay resulted in missing the filing date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Ryan Woolf	(801) 625-4939

(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Autoliv ASP, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

REGISTRANT: Autoliv ASP, Inc
Date: June 30, 2006	By:	/s/ Ryan Woolf
Ryan Woolf, Treasurer